

SEC 07006496 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy J. Gorchoff (312) 655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss, Sugar, Dvorak & Dusek, Ltd.
(Name – *if individual, state last, first, middle name*)

20 N. Wacker Dr., Suite 2250	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy J. Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
GERDINA R KROSEL
COMMISSION EXPIRES 02/24/10
NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2007

WEISS, SUGAR, DVORAK & DUSEK, LTD.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

We have audited the accompanying statement of financial condition of ACCESS FINANCIAL GROUP, INC. as of March 31, 2007, and the related statements of income, liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 23, 2007

ACCESS FINANCIAL GROUP, INC.
Statement of Financial Condition
March 31, 2007

ASSETS

Cash	$ 469,232	
Receivable from broker-dealer	94,897	
Management and administrative fees receivable	287,158	
Securities owned	290,117	
Furniture and equipment, net of accumulated depreciation of $206,803	102,732	
Other assets	84,409	
Deferred tax benefits	60,000	
TOTAL ASSETS		$ 1,388,545

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 243,446	
Accrued payroll taxes	6,415	
Total Liabilities		$ 249,861
Liabilities Subordinated to Claims of General Creditors		181,666
Stockholder's Equity		957,018
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,388,545

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended March 31, 2007

REVENUES		
Commissions and fees	$ 2,763,374	
Management and administrative fees	1,085,854	
Gain on principal transactions	1,795	
Interest	27,625	
Other income	10,827	
Total Revenues		$ 3,889,475
EXPENSES		
Commissions, clearing and exchange fees	2,180,991	
Compensation and related expenses	1,058,502	
Communications and data processing	207,987	
Occupancy	204,083	
Other operating expenses	212,761	
Total Expenses		3,864,324
INCOME BEFORE INCOME TAXES		25,151
PROVISION FOR INCOME TAXES		5,000
NET INCOME		$ 20,151

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Liabilities Subordinated to Claims of General Creditors
and Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007

Statement of Liabilities Subordinated to Claims of General Creditors

Balance - April 1, 2006	$ 331,666
Additions	50,000
Redemptions	(200,000)
Balance - March 31, 2007	$ 181,666

Statement of Changes in Stockholder's Equity

	COMMON STOCK*	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - April 1, 2006	$ 1	$ 1,096,870	$ (160,004)	$ 936,867
Additions				
Dividends paid				
Net income			20,151	20,151
Balance - March 31, 2007	$ 1	$ 1,096,870	$ (139,853)	$ 957,018

**Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding*

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended March 31, 2007

OPERATING ACTIVITIES		
Net income	$ 20,151	
Depreciation and amortization	20,622	
Deferred income taxes	5,000	
Changes in:		
Receivable from and payable to broker-dealers	55,536	
Management and administrative fees receivable	(60,238)	
Securities owned and securities sold, not yet purchased	(13,643)	
Other assets	177,660	
Accounts payable and accrued expenses	(105,068)	
Accrued payroll taxes	6,415	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 106,435
INVESTING ACTIVITIES		
Purchase of furniture and equipment		(11,221)
INCREASE IN CASH		95,214
CASH - BEGINNING OF YEAR		374,018
CASH - END OF YEAR		$ 469,232
Supplemental Disclosure of Cash Flow Information		
Interest paid		$ 35,165
Income taxes paid		$ 0

Supplemental Schedule of Noncash Financing Activities

During the year, a subordinated loan of $50,000 was renewed.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Financial Group, Inc. (the "Company") is a registered securities broker-dealer and registered investment advisor which clears its trades through a clearing broker on a fully disclosed basis. The Company provides investment services and advice, primarily to funeral director associations, through the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Management and Administrative Fees Receivable

Management and administrative fees are recognized as income ratably during the year. Management fees are billed substantially at the beginning of each calendar quarter. Administrative fees are billed substantially at the beginning of each fiscal year.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated by the straight-line depreciation method over the estimated useful lives of the assets.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax versus financial reporting purposes and to record the amount of Federal minimum tax credit carryforward. At March 31, 2007, deferred tax assets totaled $60,000.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, except for furniture and equipment and other assets, are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107 and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at March 31, 2007, are as follows:

	SECURITIES OWNED
U.S. Treasury, federal agencies and other government obligations	$ 243,984
Equity securities	46,133
Total	$ 290,117

NOTE 4 – BANK LOAN PAYABLE

The Company has a $250,000 line of credit with a commercial bank which matures on January 1, 2008, and bears interest at the prime rate. The note is collateralized by the assets of the Company. As of March 31, 2007, the outstanding balance was $0.

NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements payable to officers at March 31, 2007, are listed below:

Subordinated note, 7.25%, due March 31, 2007	$ 66,666
Subordinated note, 7.75%, due March 31, 2007	65,000
Subordinated note, 5.0%, due August 31, 2007	50,000
Total	$ 181,666

The subordinated notes due March 31, 2007, were not renewed and were paid to the officers on April 20, 2007.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company's qualified employees participate in a salary reduction 401(k) plan. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

NOTE 7 – COMMITMENTS

The Company leases office space under an operating lease agreement expiring on May 31, 2010. The lease is with a partnership in which the officers of the Company have an interest. Approximate future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows:

Future minimum rentals are:

YEARS ENDING MARCH 31,	
2008	$ 144,206
2009	148,541
2010	153,022
2011	25,629
Total Future Minimum Rentals	$ 471,398

Rent expense for the year ended March 31, 2007, was $140,015 all of which was paid to the affiliated partnership.

NOTE 8 – OFF-BALANCE SHEET CREDIT AND MARKET RISK

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

NOTE 9 – CONTINGENCY

The Company is subject to periodic inspections by regulatory agencies. The Company has been verbally informed that they may be subject to an assessment as a result of a recent inspection. The amount of the assessment, if any, has not been determined. It is the intention of the Company to maintain adequate capital regardless of the result of any such assessment.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company has net capital of $554,483, which is $304,483 in excess of its required net capital of $250,000. The Company's net capital ratio was .45 to 1.

ACCESS FINANCIAL GROUP, INC.
Computation of Net Capital
March 31, 2007

NET CAPITAL		
Total stockholder's equity	$ 957,018	
Subordinated borrowings allowable in computation of net capital	181,666	$ 1,138,684
Deductions and/or charges:		
Non-allowable assets:		
Cash	250	
Management and administrative fees receivable	292,860	
Securities owned	44,115	
Furniture and equipment, net	102,732	
Other assets	78,706	
Deferred tax benefits	60,000	578,663
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		560,021
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
Other securities		5,538
NET CAPITAL		$ 554,483
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 249,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement		$ 250,000
Excess net capital		$ 304,483
Excess net capital at 1,000%		529,497
Ratio of aggregate indebtedness to net capital		45%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2007)

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 554,483
Audit adjustments	0
NET CAPITAL PER ABOVE	$ 554,483

WEISS, SUGAR, DVORAK & DUSEK, LTD.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDTIORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

In planning and performing our audit of the financial statements of ACCESS FINANCIAL GROUP, INC. (the "Company") for the year ended March 31, 2007 (on which we issued our report dated May 23, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the exemptive provisions under Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC's") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.



Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 23, 2007

END